UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2013

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

A Publicly-held Company with Authorized Capital

CNPJ/MF No. 90.400.888/0001-42

NIRE No. 35.300.332.067

NOTICE TO THE MARKET ERRATA

ref. second sharing of unexercised rights of first refusal

São Paulo, August 19, 2013. BANCO SANTANDER (BRASIL) S.A. (“Santander Brazil” or “Company”) hereby provides notice of a correction of the Notice to the Market published on August 16, 2013, which informed about the second apportionment of unexercised rights of first refusal to acquire shares of Zurich Santander Brasil Seguros e Previdência S.A. (formerly, Santander Seguros S.A.), a company enrolled in CNPJ/MF under No. 87.376.109/0001-06 (“Zurich Santander Seguros”).

By a mistake, it was found that, in item 3 (“Apportionment Ratio”) of the above mentioned Notice to the Market, the number of shares of Zurich Santander Seguros that may be acquired in this second apportionment, in relation to the shares already acquired during the first apportionment, was misguided.

Consequently, we transcribe below the correct provision of item 3 of the Notice to the Market:

“3.       Apportionment Ratio: 0,000436978660399474 share per acquired Share.”

São Paulo, August 19, 2013

Carlos Alberto López Galán

Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: August 19, 2013

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer